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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------


                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)



                               XAVIER CORPORATION
                                (Name of Issuer)


                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    98394110
                                 (CUSIP Number)



                              --------------------


                                Page 1 of 7 Pages
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                                  SCHEDULE 13G

CUSIP NO.:  98394110

(1)      NAME OF REPORTING PERSON:  Deutsche Bank AG

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               / /

         (b)               / /

(3)      SEC USE ONLY


(4)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Federal Republic of
         Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (5)      SOLE VOTING POWER:  3,161,250

         (6)      SHARED VOTING POWER:

         (7)      SOLE DISPOSITIVE POWER:  3,161,250

         (8)      SHARED DISPOSITIVE POWER:

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  3,161,250

(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                    /X/

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  15.8%

(12)     TYPE OF REPORTING PERSON:  CO


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ITEM 1(a).        NAME OF ISSUER:

                  Xavier Corporation (the "Issuer")


ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1600 Smith Street, Suite 4700
                  Houston, TX 77002


ITEM 2(a).        NAME OF PERSON FILING:

                  Deutsche Bank AG


ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE:

                  Deutsche Bank AG
                  Taunusanlage 12
                  D-60325
                  Frankfurt am Main, Germany


ITEM 2(c).        CITIZENSHIP:

                  Federal Republic of Germany


ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.0001 par value
                  per share (the "Common Stock")


ITEM 2(e).        CUSIP NUMBER:

                  98394110


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a)      / /  Broker or dealer registered under Section 15 of
                                the Act,

                  (b)      / /  Bank as defined in Section 3(a)(6) of the Act,

                  (c)      / /  Insurance Company as defined in Section
                                3(a)(19) of the Act,

                  (d)      / /  Investment Company registered under Section 8
                                of the Investment Company Act,


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                  (e)      / /  Investment Adviser registered under Section 203
                                of the Investment Advisers Act of 1940,

                  (f)      / /  Employee Benefit Plan, Pension Fund which is
                                subject to the provisions of the Employee
                                Retirement Income Security Act of 1974 or
                                Endowment Fund, see 13d-1(b)(1)(ii)(F),

                  (g)      / /  Parent Holding Company, in accordance with
                                Rule 13d-1(b)(ii)(G); see Item 7,

                  (h)      / /  Group, in accordance with Rule
                                13d-1(b)(1)(ii)(H).


ITEM 4.           OWNERSHIP.

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                  (a)      Amount beneficially owned:

                           3,161,250

                  (b)      Percent of class:

                           15.8%

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    3,161,250

                          (ii)      Shared power to vote or to direct the vote:

                                    -0-

                         (iii) Sole power to dispose or to direct the disposition of:

                                    3,161,250

                          (iv) Shared power to dispose or to direct the disposition of: -0-


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following / /.


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ITEM 6.           OWNERSHIP OF MOVE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable


ITEM 10.          CERTIFICATION.

                  Not applicable


         The Reporting Person's holdings as reported herein should not be construed as a recommendation to buy, sell or hold securities of the Issuer.



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                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 14, 1997

                                           DEUTSCHE BANK AG


                                           By:  /s/ Dieter Eisele
                                              ------------------------
                                              Name:  Dr. Dieter Eisele
                                              Title: Director


                                           By:  /s/ Rondal E. Powell
                                              ------------------------
                                              Name:  Rondal E. Powell
                                              Title: Vice President


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